Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Peter Humphreys Attorney at Law phumphreys@mwe.com 212.547.5427

December 7, 2006

Ms. Hanna T. Teshome

Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	HSBC Funding (USA) Inc. V (the “Depositor”)
HSBC Private Label Credit Card Master Note Trust (USA) I (the “Issuing Entity”)
Form S-3 Registration Statement No. 333-138404

Dear Ms. Teshome:

In connection with the above matter, enclosed is a copy of an amended registration statement (“Registration Statement”) that was filed today on behalf of the above referenced registrant. The purpose of the filing of the amended registration statement is to respond to your comments on the original filing.

In compliance with 17 CFR § 230.472, et seq., we have also enclosed, in a separate envelope, eleven (11) copies of the Registration Statement, three (3) of which are unmarked copies that include all exhibits and documents filed in connection therewith, five (5) of which are marked copies to reflect changes from the Depositor’s Registration Statement on Form S-3 filed on November 3, 2006 under Registration No.: 333-138404 (the “Prior Registration Statement”) and three (3) of which are unmarked copies that do not include the additional documents, attached as exhibits.

Response to Comments

On behalf of the Depositor, set forth below are responses to your comment letter dated November 22, 2006 (the “Comment Letter”) with respect to the Prior Registration Statement. All references in the Depositor’s response to pages and captioned sections are to the blacklined version of the Registration Statement as submitted today. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

For your convenience, we have included herein the comments of the staff in italic type and the responses thereto in ordinary type. The Depositor responds to the Comment Letter as follows:

Ms. Hanna T. Teshome

December 7, 2006

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: The Depositor has confirmed to us that it and each issuing entity previously established, directly or indirectly, by the Depositor, or any affiliate of the Depositor, have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class covered by the Registration Statement. The following affiliates of the Depositor have offered a class of asset-backed securities involving the same asset class as the offering made pursuant to the Registration Statement and have reported under the Exchange Act during the past twelve months.

Name	CIK Code
HSBC Private Label Credit Card Master Note Trust (USA) I	0001170380
HSBC Credit Card Mater Note Trust (USA) I	0001110503
Household Affinity Credit Card Master Note Trust I	0001225790
Metris Master Trust/Metris Receivables Inc.	0001003564/0001003563
Saks Credit Card Master Trust	0001043096

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed pursuant to the 1934 Act requirements.

Response: We confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus. Finalized agreements, other than the indenture supplement and the underwriting agreement, were filed as exhibits to the Prior Registration Statement. The remaining finalized agreements will be filed in a Form 8-K filing following a closing of a takedown and will be filed pursuant to the 1934 Act requirements.

Ms. Hanna T. Teshome

December 7, 2006

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We hereby confirm that legal and tax opinions will be filed at the time of each takedown.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: We hereby confirm that the base prospectus includes all assets, credit enhancements and other structural features which the Depositor has informed us are contemplated to be included in an actual takedown.

5.	Please provide your analysis as to why you are not a series trust. We note statements like the following on page 24 of the base prospectus which raises the question: “All series of notes offered by this prospectus will be backed by the assets in pool one unless the prospectus supplement for a series specifies a different pool of assets for that series.”

Response: The Issuing Entity is a master trust and not a series trust and the Depositor intends to administer the securitization using a master trust structure. As noted in Section III.A.2.c of SEC Release Nos. 33-8518; 34-50905, “a series trust … [is] different from a master trust structure typical in credit card ABS…[where] all securities, although issued at different times, are backed by one pool…[A]n ABS transaction with one asset pool could divide allocations of the cash flows from the pool among separate classes of securities and still qualify as an asset-backed security.” The Depositor will only use separate pools to divide allocations of the cash flows among separate series of notes. All series will be backed by all receivables in the master trust.

In order to clarify this point, we have amended the paragraph on page 25 containing the sentence you refer to above.

Ms. Hanna T. Teshome

December 7, 2006

Prospectus Supplement

Prospectus Supplement Summary, page S-7

6.	Please revise the summary to provide information required by Item 1103(a)(5) of Regulation AB with regard to prefunding and/or revolving periods.

Response: The information required by Item 1103(a)(5)(i) of Regulation AB is covered on page S-11 by the following sentence, “The revolving period for this series of notes begins on the closing date and ends on the earlier of the start of the controlled accumulation period or the early amortization period.” The information required by Item 1103(a)(5)(iii) and Item 1103(a)(5)(v) of Regulation AB is covered on page S-10 by the following sentence, “There is no limit on the amount of additional receivables that may be added to the trust portfolio of the issuing entity.” The information required by Item 1103(a)(5)(vi) of Regulation AB is covered on page S-10 by the following sentence, “Receivables can be added to the pool assets of the issuing entity if they meet certain eligibility requirements.” Items 1103(a)(5)(ii) and (a)(5)(iv) of Regulation AB are inapplicable to this transaction.

We do not currently envision that there will be a prefunding period for any series of notes. In the event, however, that a particular series does have a prefunding period, we have added bracketed language on page S-10.

7.	Please provide bracketed disclosure to indicate that you will identify any credit enhancement provider referenced in Items 1114(b) and 1115 of Regulation AB and briefly describe the protection or support provided by the enhancement. Refer to Item 1103(a)(3)(ix).

Response: We have added bracketed language on page S-8.

The Receivables and Related Accounts, page S-14

8.	We note that the receivables conveyed to the trust have included and may in the future include receivables that are contractually delinquent and other receivables that have been charged off. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to General Instruction I.B.5.(a)(ii) of Form S-3 and to Item 1101(d) of Regulation AB.

Response: We hereby confirm that delinquent assets will be limited to less than 20% of the asset pool, as required by General Instruction I.B.5.(a)(ii) of Form S-3 and Item 1101(d) of Regulation AB.

Ms. Hanna T. Teshome

December 7, 2006

Purchase of Notes by the Depositor, page S-36

9.	We remind you that a title of a class of securities must include the word “callable” when an optional redemption or termination feature may be exercised when 25% or more of the original principal balance of the particular series in which the class was issued is still outstanding. Please refer to Item 1113(f)(2) of Regulation AB. Please revise your disclosure, as appropriate or advise.

Response: We do not believe that the notes are “callable” given that the optional redemption feature may only be exercised when 10% or less of the original principal balance of a particular series of notes is still outstanding. The language on page S-36 discloses that the depositor has the ability to and may purchase notes in the open market at any time. The noteholders are not, however, under any obligation to sell notes to the depositor and the depositor cannot require the noteholders to sell the notes to the depositor.

Base Prospectus

Credit Enhancements, page 8

10.	Though you reference “swap arrangements” and “guaranteed rate agreements” on page 8 of the summary, you do not provide a detailed description elsewhere in the base. To the extent your discussion under “Derivative Agreements” on page 40 cover these agreements, please revise your disclosure for consistency. In addition, please revise your disclosure to clarify that these agreements will be limited to interest rate or currency agreements or advise us how the anticipated agreements would meet the definition of asset backed security. Refer to Section III.A.2.a of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Response: In order to bring about consistency with the disclosure on page 8 of the summary and page 41 of the base, we have replaced the terms “guaranteed rate agreement” with the terms “guaranteed investment contract” on page 8 of the summary. The detailed descriptions of “swap arrangements” and “guaranteed investment contracts” are set forth on page 41 of the base under the subsection heading “Derivative Agreements”. As noted on page 41 of the base, the swap arrangements will be limited to interest rate or currency agreements.

Prefunding Period, page 35

11.	Please revise your disclosure to state that duration of the prefunding period does not extend beyond one year from the date of issuance. Refer to Item 1101(c)(3)(ii) and 1111(g) of Regulation AB.

Ms. Hanna T. Teshome

December 7, 2006

Response: We have amended the first paragraph of the section “Prefunding Period” on page 36 to state that duration of the prefunding period does not extend beyond one year from the date of issuance.

Principal Payments, page 37

12.	With a view to disclosure, please provide a separate discussion on the revolving period. Please refer Refer to Item 1101(c)(3)(iii) and 1111(g) of Regulation AB and revise your disclosure accordingly.

Response: The following chart indicates where the information required by Items 1101(c)(3)(iii) and 1111(g) of Regulation AB is set forth in the Registration Statement. Items 1111(g)(2), (g)(4), (g)(10) and (g)(11) of Regulation AB are inapplicable to the revolving period for this transaction.

Item 1111(g) of Regulation AB	Page Number(s)

1101(c)(3)(iii)	S-9 and S-10
1111(g)(1)	S-28
1111(g)(3)	S-10
1111(g)(5)	41, S-9, S-33 and S-34
1111(g)(6)	59 and S-10
1111(g)(7)	59
1111(g)(8)	59
1111(g)(9)	60
1111(g)(12)	S-37

Credit Enhancement, page 37

General, page 37

13.	Please revise your disclosure to describe the use of cross support features.

Response: The reference to “cross support features” has been deleted from page 38 of the base under the heading “Credit Enhancement-General”.

Paired Series, page 44

14.	Please expand your description of “Paired Series” to better explain how this structure would affect the interest of each respective noteholder. Also, please tell us

Ms. Hanna T. Teshome

December 7, 2006

supplementally the reasons why you are utilizing this structure and the mechanics of how it will work. We may have further comment upon reviewing your response.

Response: In order to clarify our description on paired series, we have amended the first paragraph of the section “Paired Series” on page 45.

As requested by the Staff, on behalf of the Depositor, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositor from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Depositor may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

We appreciate the consideration your branch has shown in reviewing the Depositor’s submission. Please do not hesitate to contact me at 212.547.5427 if you or any other member of the Staff has any questions.

Very truly yours,

/s/ Peter Humphreys

Peter Humphreys

PH/EBK

Attachment

cc:	HSBC Finance Corporation

Mr. Steven Smith

Ms. Cheryl Steffens

Victoria F. Stach, Esq.

Joan S. Vander Linde, Esq.